February 23, 2006

Room 4561

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

Re:	Manatron, Inc.
	Form 10-K for Fiscal Year Ended April 30, 2005
      Form 10-Q for Fiscal Quarter Ended July 31, 2005
      Form 10-Q for Fiscal Quarter Ended October 31, 2005
	File No. 000-15264

Dear Mr. Sylvester:

      We have reviewed your response to our letter dated December
23,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page A-3

1. We note your response to prior comment 1. With regards to your appraisal service contracts, please:

* Describe to us the material terms of these arrangements, including the specific services performed, any deliverables or other performance obligations, the billing and payment terms and any acceptance terms or provisions;
* Provide us with a copy of a representative appraisal services agreement;
* Tell us how you measure performance under these arrangements and clarify for us how you determine when the obligations to your customers have been fulfilled;
* Explain how you determine the amount of revenues and related costs you recognize in each reporting period in following the guidance in
SAB 104; and
* Explain how you have considered EITF 00-21 with respect to the "deliverables" included in these multiple performance arrangements.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Melissa Rocha at (202) 551-3854 or Marc
Thomas,
Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


      Brad Skinner
      Accounting Branch Chief



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Paul R. Sylvester
Manatron, Inc.
February 23, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

          DIVISION OF
   CORPORATION FINANCE